Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

October 7, 2016

FILED VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Stralem Equity Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Ms. Sprague:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which you provided orally on September 19, 2016, for the Trust’s Post-Effective Amendment Nos. 74 and 77, filed on July 27, 2016 (Accession No. 0001398344-16-015614). Following each comment is the Trust’s response.

PROSPECTUS

Summary Prospectus

Fees and Expenses

1.	Please confirm that the Fees and Expenses Table will provide a separate line for Acquire Fund Fee and Expense disclosure if appropriate.

Response: The Trust confirms that it will comply with Form N-1A Item 3, Instruction 3(f)(1) in disclosing Acquired Fund Fees and Expenses.

2.	Please confirm that the advisory fee waivers and/or expense reimbursements incurred by the Stralem Equity Fund, a series of Stralem Fund (the “Predecessor Fund”), will not carry over as a reimbursable expense for the Fund.

Response: The advisory fee waivers and/or expense reimbursements incurred by the Predecessor Fund will not carry over as a reimbursable expense for the Fund.

3.	The term “Predecessor Fund” is used for the first time in the subsection captioned “Portfolio Turnover”. Please define this term.

Response: This defined term has been added.

Principal Investment Strategies

4.	The first sentence of this section states that the Fund “seeks to achieve its investment objective by investing at least 80% of its assets in equity securities of companies with a market capitalization of $4 billion or greater”. Please explain, supplementally, how the Adviser defines large-cap and mid-cap securities.

Response: The Adviser defines large-capitalization securities as those of companies with a market capitalization of $4 billion or more, which are included in the S&P 500 Index. The Adviser defines mid-capitalization securities as those of companies with a market capitalization between $1 billion and $4 billion, which are in the S&P MidCap 400 Index.

5.	The Staff takes the position that equity securities with a capitalization of $4 billion are mid-capitalization in size. Please consider adding a Mid-Capitalization Company Risk disclosure.

Response: Mid-Capitalization Company Risk disclosure has been added.

6.	The Investment Objectives and Principal Investment Policies subsection states that the Adviser invests in “’Up Market’ Companies” that are described as being “fundamentally solid growth companies.” Please consider adding a Growth Investing Risk disclosure.

Response: Growth Investing Risk disclosure has been added.

7.	The Investment Objectives and Principal Investment Policies subsection states that the Adviser invests in “’Down Market’ Companies”, one sub-category of which are described as providing “High Dividend Yield”. Please consider adding a Dividend Risk disclosure.

Response: Dividend Risk disclosure has been added.

8.	The Investment Objectives and Principal Investment Policies subsection states that the Adviser invests in stocks that the “Adviser categorizes as two sectors.” Please consider adding a Sector Risk disclosure. Alternatively, revise the statements by referring to “category” or a similar term.

Response: The description has been revised to remove the word “sector”.

Performance Summary

9.	The Bar Chart shows the Predecessor Fund’s performance. Please confirm that the Fund maintains the records to support this prior performance.

Response: The Fund confirms that is maintains the records to support the prior performance of the Predecessor Fund.

Average Annual Total Return

10.	Please indicate that the column headed “Since Inception (January 18, 2000)” that this is the inception date of the Predecessor Fund.

Response: A footnote has been added to the column to make this disclosure.

Statutory Prospectus

Frequent Trading Policies

11.	The staff notes that in this subsection the Fund uses the terms “frequent purchases and redemptions” and “market timing”. Please add disclosure noting that these phrases are equivalent.

Response: The Fund has revised its disclosure to address the consistency of terminology.

Minimum Account Balance

12.	Please add disclosure to this subsection that states that an automatic redemption could create a taxable event for the shareholder.

Response: The Fund has made the requested change.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

Fundamental Restrictions

13.	In the subsection Concentration, the disclosure states: “The Fund will not invest more than 25% of its total assets in a particular industry. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government (including its agencies and instrumentalities) or state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry; e.g., healthcare or education) or repurchase agreements with respect thereto, or investments in registered investment companies.” To the extent the Fund invests in a registered investment company, the Staff would look through to the registered investment company’s holdings to evaluate concentration. Please confirm that the Fund will look through to the registered investment company’s holdings to evaluate concentration .

Response: The Fund confirms that to the extent it invests in a registered investment company, the Fund will look through to the registered investment company’s holdings to evaluate concentration.

Investment Adviser

14.	Please add “Investment Advisory Agreement” as defined term.

Response: This defined term has been added.

15.	Please include the fees paid to the Investment Adviser by the Predecessor Fund.

Response: The information has been added.

16.	In the subsection titled “Potential Conflicts of Interest”, please replace the personal pronoun “his” with “its” in reference to the Adviser’s Investment Committee.

Response: The change has been made.

Appendix A

17.	Please complete all open items in Appendix A.

Response: The open items have been completed.

Thank you for your comments. Please contact me at (513) 587-3451 if you have any questions.

Sincerely,

/s/ Frank L. Newbauer
Frank L. Newbauer
Assistant Secretary

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